SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GENESCO INC.

(Exact Name of Registrant as Specified in Its Charter)

Tennessee	0211340

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Genesco Park 1415 Murfreesboro Road Nashville, Tennessee	37217

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [   ]

Securities Act registration statement file number to which this form relates:	None

(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock, $1.00 par value	New York Stock Exchange
Chicago Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

SIGNATURE
EXHIBIT INDEX
EX-1 RESTATED CHARTER OF GENESCO INC.
EX-3 FORM OF CERTIFICATE FOR THE COMMON STOCK

     Genesco Inc. is amending and restating its Registration Statement on Form 8-A relating to Genesco’s common stock, par value one dollar ($1.00) per share, in order to describe the securities in “plain English.”

Item 1. Description of Registrant’s Securities to be Registered

     As of the date of this registration statement, we are authorized to issue 80,000,000 shares of common stock, par value one dollar ($1.00) per share. In addition, we are authorized to issue several classes and series of preferred stock, including 800,000 shares of subordinated serial preferred stock, series 6, which are reserved for issuance upon the exercise of rights, as described below, issued in connection with our shareholders’ rights plan. We shall refer to this class of stock as the “Series 6 Serial Preferred Stock.” As of February 1, 2003, there were 21,733,102 shares of our common stock and no shares of our Series 6 Serial Preferred Stock outstanding.

     The following summary descriptions of selected provisions of our charter, bylaws, common stock, preferred stock, Series 6 Serial Preferred Stock and shareholders’ rights plan are not complete. These summaries are subject to, and are qualified entirely by, the provisions of our charter, bylaws and rights agreement, all of which are incorporated by reference as exhibits to this registration statement. You should read this summary together with our charter, bylaws and rights agreement and the applicable provisions of Tennessee statutory law.

Common Stock

     Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders and, if a quorum exists, action on any matter, other than the election of directors and except as otherwise required by our charter or applicable law, is approved if the votes cast in favor of the action exceed the votes cast opposing the action. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at which a quorum is present. The holders of our common stock are not entitled to cumulative voting in the election of directors, which means that the holders of more than 50% of the shares voting in the election of directors can elect all of the directors then standing for election.

     Dividends. After payment, or declaration and setting aside for payment, of the full cumulative dividends for all prior and then current dividend periods on all outstanding shares of our preferred stock (other than our Employees’ Subordinated Convertible Preferred Stock) and after setting aside all stock purchase funds or sinking funds required to be set aside with respect to our preferred stock, cash dividends on our common stock may be declared and paid when and as determined by the board of directors, subject to certain restrictions imposed by our charter and certain other agreements. The holders of our common stock are entitled to share equally on a per share basis in any dividends or distributions declared by our board of directors in its discretion from legally available funds, subject to any dividend preferences that may be attributable to our preferred stock. Dividends may be payable in shares of common stock.

     Liquidation. If we liquidate, dissolve or wind up operations, the holders of our common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied and any liquidation preference on our outstanding preferred stock is paid in full.

     Other Rights. Holders of our common stock do not have any preemptive or similar rights to subscribe for shares of our capital stock. Our charter does not contain any provisions providing for the redemption of our common stock or the conversion of our common stock into other securities. All of our outstanding shares of common stock are fully paid and non-assessable.

     Effect of Issuance of Preferred Stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any series of our authorized and issued preferred stock or of any series of preferred stock that we may issue in the future. See “Preferred Stock” below. In addition to the shares of other classes and series of preferred stock described in the table below, we have authorized a series of 800,000 shares of our Series 6 Serial Preferred Stock that is reserved for issuance upon the exercise of rights issued in connection with our shareholder rights plan.

     Trading Market for Our Common Stock. Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “GCO.”

Preferred Stock

     The following table summarizes certain information regarding the authorized and outstanding classes and series of our preferred stock as of February 1, 2003. Each class and series is listed in descending order of preference in liquidation.

			Common	Votes
Class	Authorized	Shares	Convertible	per
(In Order of Preference)	Shares	Outstanding	Ratio	Share

Subordinated Serial Preferred (Cumulative)
(Aggregate)	3,000,000 (1)	N/A	N/A	N/A
$2.30 Series 1	64,368	36,932	0.8333	1
$4.75 Series 3	40,449	18,163	2.10526	2
$4.75 Series 4	53,764	16,412	1.5151	1
Series 6 Serial Preferred Stock	800,000	—	—	100
$1.50 Subordinated Cumulative Preferred	5,000,000	30,017	—	1
Employees’ Subordinated Convertible Preferred	5,000,000	65,269	1.00 (2)	1

(1)	Our charter permits our board of directors to issue our Subordinated Serial Preferred Stock in as many series, each with as many shares and such rights and preferences, as the board may designate.

(2)	Each share is also convertible into one share of our $1.50 Subordinated Cumulative Preferred Stock.

     We have the right to redeem shares of our Subordinated Serial Preferred Stock by paying the holder $40.00 per share (plus any accumulated and unpaid dividends) for shares issued under Series 1 and $100.00 per share (plus any accumulated and unpaid dividends) for shares issued under Series 3 and 4. Shares issued under Series 1 have a liquidation value of $40.00 per share (plus any accumulated and unpaid dividends). Shares issued under Series 3 and 4 have a liquidation value of $100.00 per share (plus any accumulated and unpaid dividends). Our $1.50 Subordinated Cumulative Preferred Stock has a redemption and liquidation value per share equal to 88 times the average quarterly per share dividend paid on our common stock for the previous eight quarters (if any), but in no event less than $30.00 per share (plus any accumulated and unpaid dividends). Shares of our Employees’ Subordinated Convertible Preferred Stock are not subject to redemption by us, but have a liquidation value per share equal to 88 times the average quarterly per share dividend paid on our common stock for the previous eight quarters (if any), but in no event less than $30.00 per share. Our shareholders’ rights plan related to our Series 6 Serial Preferred Stock is summarized below in the subsection “Shareholders’ Rights Plan.”

Certain Anti-Takeover Provisions

     General. The provisions of our charter, bylaws and shareholders’ rights plan described in this section may delay or make it difficult to effect acquisitions or changes of control of us that are not approved by our board of directors. We have implemented these provisions to help develop our business in a manner that will foster our long-term growth without the disruptive threat of a takeover that our board of directors believes is not in our best interests or in the best interests of our shareholders.

     Shareholders’ Rights Plan. Under our shareholders’ rights plan, holders of our common stock have been granted the right to purchase, at a specified exercise price, a fraction of a share of our Series 6 Serial Preferred Stock in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock (although in certain circumstances, our board of directors may determine that the acquisition by a person of 10% or more of our outstanding common stock will be sufficient to trigger the rights). Upon the occurrence of such an event, each right will also entitle the holder (other than the person making the acquisition or tender offer) to purchase, at the exercise price, shares of our common stock having a market value of twice the exercise price. In the event we are acquired in a transaction in which we are not the surviving corporation, each right will entitle its holder to purchase, at the exercise price, shares of the acquiring company (or other principal party to the transaction) having a market value of twice the exercise price.

     The terms of the rights are set forth in an amended and restated rights agreement between us and First Chicago Trust Company of New York, as rights agent. The rights will expire on August 28, 2010, are redeemable under certain circumstances at $.01 per right and are subject to exchange for one share of our common stock or an equivalent amount of preferred stock at any time after the event which makes the rights exercisable and before a majority of our common stock has been acquired.

     The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at $0.01 per right. Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our board of directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

     Prohibition of Certain Transactions with Interested Shareholders. Our charter provides that, in order to effect certain mergers or other business transactions with a beneficial owner of 10% or more of our voting securities (who we refer to as an “interested shareholder”), the proposed transaction must receive affirmative votes at least equal in number to the sum of the votes entitled to be cast by holders of shares beneficially owned by the interested shareholder plus 67% of the votes entitled to be cast by all other holders of voting stock, voting together as one class. This shareholder approval requirement applies unless:

•	the transaction is approved by a majority of directors who are not affiliated with the interested shareholder and who either were directors before such person became an interested shareholder or were chosen by a majority of such directors; or

•	certain fair price, form of consideration and procedural requirements are met.

     Advance Notice for Shareholder Proposals or Nominations of Directors. Our bylaws provide that shareholders who want to bring business before an annual meeting of our shareholders or who want to nominate candidates for election as directors at an annual meeting or special meeting at which directors are to be elected must provide timely notice in writing. Subject to any other applicable requirements, only business that has been brought before the annual meeting by or at the direction of the board of directors or by a shareholder who has given timely written notice of an intention to bring that business before the meeting, in proper form, to our corporate secretary, may be conducted at an annual meeting of shareholders. In addition, the nomination of a person for election as a director at a meeting of shareholders can only be made by the board of directors (or an authorized committee of the board) or by a shareholder who has timely complied with the notice provisions set forth in our bylaws. Our bylaws also specify requirements as to the content of the notice of a shareholder proposal or shareholder nomination of a director. The presiding officer at a shareholders’ meeting has the authority to make determinations in regard to whether a shareholder has complied with the requisite notice provisions.

Tennessee Anti-Takeover Law Provisions

     Provisions in Tennessee law could also make it harder for someone to acquire us through a tender offer, proxy contest or otherwise.

     The Tennessee Business Combination Act. The Tennessee Business Combination Act, or the “Combination Act,” provides that any person who is an affiliate or associate of a “resident domestic corporation,” or the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the then outstanding voting shares of a “resident domestic corporation” is an “interested shareholder.” We are currently a resident domestic corporation within the meaning of the Combination Act. An interested shareholder cannot engage in a business combination with a resident domestic corporation unless the combination:

•	takes place at least five years after the interested shareholder first acquired 10% or more of the voting power of any class or series of the then outstanding voting shares of the resident domestic corporation; and

•	either is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or satisfies fairness conditions specified in the Combination Act.

     These provisions apply unless one of two events occurs:

•	the business combination or the transaction that resulted in the acquiring shareholder becoming an interested shareholder is approved by the board of directors of the resident domestic corporation prior to the date that the acquiring shareholder becomes an interested shareholder of the resident domestic corporation; or

•	the business combination is exempt from the Combination Act because, among other things:

•	in its original charter or original bylaws, the resident domestic corporation expressly elects not to be governed by the Combination Act; or

•	the resident corporation enacts a charter amendment or bylaw to remove itself entirely from the Combination Act. This charter or bylaw amendment must be approved by a majority of the shareholders who have held shares for more than one year before the vote. In addition, the charter amendment or bylaw cannot become operative until two years after the vote.

     The Combination Act further provides an exemption from liability for officers and directors of resident corporations who do not approve proposed business combinations or charter or bylaw amendments removing their corporations from the Combination Act’s coverage as long as the officers and directors act with the “good faith belief” that the proposed business combination would adversely affect their corporation’s employees, customers, suppliers or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the charter.

     We have not adopted a provision in our charter or bylaws or any amendment to our charter or bylaws removing us from coverage under the Combination Act.

     The Tennessee Greenmail Act. The Tennessee Greenmail Act prohibits us from purchasing, or agreeing to purchase, any of our securities at a price higher than fair market value from a holder of 3% or more of any class of our securities who has beneficially owned the securities for less than two years. We can make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or we make an offer of at least equal value per share to all holders of shares of the same class of securities as those held by the prospective seller.

     The Tennessee Control Share Acquisition Act. The Tennessee Control Share Acquisition Act strips a purchaser’s shares of voting rights any time an acquisition of shares in a Tennessee corporation that has elected to be covered by the Tennessee Control Share Acquisition Act (as we have) brings the purchaser’s voting power to one-fifth, one-third or a majority of all voting power. The purchaser’s voting rights can be restored only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring shares in excess of the thresholds described above, which we refer to as a control share acquisition, only if it holds at least 10% of the outstanding shares and announces a good faith intention to make the acquisition of shares having voting power in excess of the thresholds stated above. If a target corporation so elects prior to the date on which a purchaser makes a control share acquisition, a target corporation may redeem the purchaser’s shares if the shares are not granted voting rights.

     The effect of these provisions may make a change of control of us harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for our shares.

Limitations on Liability and Indemnification of Officers and Directors

     The Tennessee Business Corporation Act, or the “TBCA,” provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest;

•	in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation; and

•	in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

     In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instituted because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if the officer or director is adjudged liable on the basis that the personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that:

•	the officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation;

•	the officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or

•	the officer or director breached his or her duty of care to the corporation.

     Our charter provides that no director shall be liable to us or our shareholders for monetary damages for breach of any fiduciary duty as a director, except to the extent provided by the TBCA. Under the TBCA, this provision relieves our directors from personal liability to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or

•	any unlawful distributions.

     We currently have in effect an executive liability insurance policy which provides coverage for our directors and officers.

Item 2. Exhibits

1.	Restated Charter of Genesco Inc., as amended (restated electronically for SEC filing purposes only).

2.	Bylaws of Genesco Inc. (incorporated by reference to Exhibit (3)a to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 1995).

3.	Form of Certificate for the Common Stock.

4.	Amended and Restated Rights Agreement, dated as of August 28, 2000, between Genesco Inc. and First Chicago Trust Company of New York, as Rights Agent, including the Form of Certificate of Designation, Preferences and Rights (Exhibit A), Form of Rights Certificate (Exhibit B) and Form of Summary of Rights (Exhibit C) (incorporated by reference to Exhibit 4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2000).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GENESCO INC

Date:	May 1, 2003	By: /s/ Roger G. Sisson

Name: Roger G. Sisson Title: Secretary and General Counsel

EXHIBIT INDEX

1.	Restated Charter of Genesco Inc., as amended (restated electronically for SEC filing purposes only).

2.	Bylaws of Genesco Inc. (incorporated by reference to Exhibit (3)a to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 1995).

3.	Form of Certificate for the Common Stock.

4.	Amended and Restated Rights Agreement, dated as of August 28, 2000, between Genesco Inc. and First Chicago Trust Company of New York, as Rights Agent, including the Form of Certificate of Designation, Preferences and Rights (Exhibit A), Form of Rights Certificate (Exhibit B) and Form of Summary of Rights (Exhibit C) (incorporated by reference to Exhibit 4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2000).